Exhibit 6.5

Offer of Employment

BARKADA

2/17/2020

Whitney Curry

whitneytcurry@gmail.com

RE: Offer of Employment, Chief Marketing Officer

Dear Whitney,

On behalf of BARKADA (“Barkada” or “Company”), it is my pleasure to offer you the full-time exempt position of Chief Marketing Officer (CMO).

Responsibilities

This position reports to the CEO and is responsible for building a world-renowned and trusted brand that speaks to our target consumer, while building and executing marketing plan(s) that best align with the company’s mission. Specific duties are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized salary will be $225,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. Your employment Start Date is 4/1/2020. There is no specific limit to vacation days and can be used at the employee’s discretion. Employee is expected to use best judgment when vacation planning, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company health insurance plan that will be established asap.

Travel and Expenses

This position will require twice monthly visits to the San Francisco office. The company will pay all reasonable travel and entertainment expenses, in accordance with the Barkada expense policy. You will submit an expense report on a monthly basis.

Stock

You will receive an equity grant of 150,000. Near your 4-year anniversary with the company, you will be eligible to receive a second stock grant. Details outlined in EXHIBIT B.

At-Will Employment

Your employment with Barkada will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your execution of a Non-Disclosure, NonSolicitation and Non-Competition Agreement and verification of your lawful employment status as required by the Immigration Reform and Control Act of 1986.

Acceptance of Employment

Please sign and return this letter at your earliest convenience.

Sincerely,

Austin Allison, CEO

Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

Employee Signature	Date

EXHIBIT A

Essential Duties

●	Obsess over the customer and her needs to find and optimize for product market fit.
●	Lead all company marketing and marketing-related initiatives to empathize with that customer, speak to her in a way that furthers the company mission.
●	Build a highly productive and mission-oriented team of marketing professionals who embody the company’s core values at the highest level.
●	Embody servant leadership, while displaying authentic passion for the company’s mission and embodying the company’s core values at all times.
●	Through an authentic content-rich strategy, build a trusted & world-renowned brand that connects with our target consumer in the most authentic way.
●	Plan both strategically and tactically to achieve the company’s marketing objectives and overall growth goals, by way of a full stack marketing approach.
●	Work closely and collaboratively with sales and customer success teams, agency partners, as well as product and design teams to align objectives.
●	Create accountability within the company by developing appropriate metrics and performance expectations for the marketing team.
●	Partner with sales leadership and agency partners to build out real estate industry function to empower real estate agents as sales people for the company, which includes partnerships, training, certification and sales enablement.
●	Plan, implement and manage marketing & content strategy across a variety of channels including social, email, web, offline, etc.
●	Deploy both paid and organic marketing strategies to rapidly grow company’s demand funnel efficiently and profitably. Initial focus should prioritize organic channels.
●	Design, plan and execute effective cross-channel marketing functions/operations and ensure they project the company’s unique brand.
●	Drive scale and profitability by appropriately professionalizing the company’s go-tomarket strategy and marketing functions at various stages of the growth lifecycle.
●	Stay on top of trends of the market and direct market research & analytics, as well as the latest marketing technologies & best practices.
●	Use data and reports to make evidence-based decisions, and regularly analyze company’s marketing strategy/results to suggest improvements.
●	Determine, track & regularly report KPIs for marketing department. Proactively manage marketing activities to deliver initiatives ahead of schedule and under budget.
●	Build a solid a network of reliable strategic partnerships, including external agencies and marketing professionals. Where applicable, manage third party agency relationships efficiently to drive maximum value at an optimal cost to the business.
●	Effectively resolve issues across the marketing, sales and customer success functions by embracing conflict, addressing issues, and solving problems in healthy manner.

EXHIBIT B Stock Options

The Chief Marketing Officer, will have the opportunity to participate in equity ownership via stock. The terms will be defined in a separate Stock Agreement. Your stock option grant will vest according to the following vesting schedule:

●	37,500 shares exactly 365 days from your first day of employment.

●	1/36th of the remaining shares will vest per month for 36 months thereafter.

The eligibility of these shares will be defined in a separate Stock Option Award Agreement.